

March 17, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Roundhill ETF Trust
        Issuer CIK: 0001976517
        Issuer File Number: 333-273052 / 811-23887
        Form Type: 8-A12B
        Filing Date: March 17, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Roundhill Ultra Short Duration No Dividend Target ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications